UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 13G/A

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Dynex Capital, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    26817Q506
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

                 Check the appropriate box to designate the rule
                   pursuant to which this schedule is filed:

                               /X/ Rule 13d-1 (b)
                               /_/ Rule 13d-1 (c)
                               /_/ Rule 13d-1 (d)

----------------------                                  ------------------------
CUSIP No. 26817Q506                 13G                        Page 2 of 6 Pages
----------------------                                  ------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/
                                                                       (b) /_/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      0
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    /_/
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         0%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Dynex Capital, Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 4551 Cox Road, Suite 300, Glen Allen, Virginia 23060.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person"). This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is Common Stock (the "Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  /_/ Broker or dealer  registered  under section 15 of the
                           Act;

                  (b)  /X/ Bank as defined in section 3(a)(6) of the Act;*

                  (c)  /_/ Insurance  Company as defined in section  3(a)(19) of the Act;

                  (d)  /_/ Investment  Company registered under section 8 of the
                           Investment Company Act of 1940;

--------------------------

* The Reporting Person, a banking institution organized under the laws of the Federal Republic of Germany, is filing this Schedule 13G/A under Rule 13d-1(b) as a "bank" in reliance upon the letter of the Securities and Exchange Commission to Deutsche Bank AG dated April 14, 1994.

                  (e)  /_/ An investment  adviser in accordance  with Rule 13d-1
                           (b)(1)(ii)(E);

                  (f)  /_/ An  employee  benefit  plan,  or  endowment  fund  in accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)  /_/ A  parent  holding  company  or  control  person  in accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)  /_/ A savings  association  as defined in section 3(b) of the Federal Deposit Insurance Act;

                  (i)  /_/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)  /_/ Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. /_/

Item 4.           Ownership.

                  (a)  Amount beneficially owned:

                       The Reporting  Person owns the amount of the Common Stock
                  as set forth on the cover page.

                  (b)  Percent of class:

                       The  Reporting  Person owns the  percentage of the Common
                  Stock as set forth on the cover page.

                  (c)  Number of shares as to which such person has:

                       (i) sole power to vote or to direct the vote:

                           The  Reporting  Person  has the sole power to vote or
                       direct the vote of the Common Stock as set forth on the cover page.

                       (ii) shared power to vote or to direct the vote:

                           The Reporting  Person has the shared power to vote or
                       direct the vote of the Common Stock as set forth on the cover page.

                       (iii) sole power to dispose or to direct the  disposition
                             of:

                           The Reporting Person has the sole power to dispose or
                       direct the disposition of the Common Stock as set forth on the cover page.

                       (iv) shared power to dispose or to direct the disposition
                            of:

                           The Reporting  Person has the shared power to dispose
                       or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.           Ownership of  More  than  Five  Percent  on  Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2002



                                  DEUTSCHE BANK AG



                                  By:   /s/ Jeffrey A. Ruiz
                                      ------------------------------
                                      Name:     Jeffrey A. Ruiz
                                      Title:    Vice President



                                  By:  /s/ Margaret M. Adams
                                      ------------------------------
                                      Name:     Margaret M. Adams
                                      Title:    Director